SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
February 18, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 9 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,137,726(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,137,726(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,137,726(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.1%(2)(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), and 1,695,000 shares of Common Stock issuable upon conversion of the 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), are held directly by MFP.  The Series B Preferred Stock has a stated value of $2,950 per share and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 38,907,716 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,137,726(2)(3)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,137,726(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,137,726(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.1%(2)(3)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), and 1,695,000 shares of Common Stock issuable upon conversion of the 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), are held directly by MFP.  The Series B Preferred Stock has a stated value of $2,950 per share and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 38,907,716 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		19,137,726(2)(3)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
19,137,726(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,137,726(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.1%(2)(3)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 17,442,726 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), and 1,695,000 shares of Common Stock issuable upon conversion of the 1,695 shares of the Company’s Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), are held directly by MFP.  The Series B Preferred Stock has a stated value of $2,950 per share and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock, subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules.

(3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 38,907,716 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 9
Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the “Original Schedule 13D”) regarding the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), as amended by Amendment No. 1 on November 30, 2015 (the “Amendment No. 1”), as amended by Amendment No. 2 on March 1, 2016 (the “Amendment No. 2”), as amended by Amendment No. 3 on July 21, 2017 (the “Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 on August 18, 2017 (the “Amendment No. 5”), as amended by Amendment No. 6 on December 22, 2017 (the “Amendment No. 6”), as amended by Amendment No. 7 on June 6, 2018 (the “Amendment No. 7”), as amended by Amendment No. 8 on September 7, 2018 (the “Amendment No. 8”), as amended by Amendment No. 9 on November 21, 2018 (the “Amendment No. 9”), and as amended by Amendment No. 10 on October 18, 2021 (the “Amendment No. 10”).  The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, and this Amendment No. 11 are together referred to herein as the “Schedule 13D”.
Except as specifically amended by this Amendment No. 11, items in the Schedule 13D, as amended prior to the date hereof, are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:
“On February 18, 2022, the Company entered into a Securities Purchase Agreement (the “Series B Purchase Agreement”) with MFP Partners, L.P. (“MFP”), pursuant to which the Company sold and issued to MFP, in a private placement, 1,695 shares of its Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and an accompanying warrant (the “2022 Warrant”) to purchase up to 559,350 shares of the Company’s Common Stock, at a combined unit price of $2,950 per share, for a total purchase price of $5,000,250.  The Series B Preferred Stock is non-voting except with respect to certain matters affecting the Series B Preferred Stock.
Each share of Series B Preferred Stock held by MFP is initially convertible into shares of Common Stock at the rate of 1,000 shares of Common Stock per share of Series B Preferred Stock, at MFP’s option, subject to the following limitations: (i) a holder may not acquire shares of Common Stock upon conversion of Series B Preferred Stock if such conversion would result in the total number of shares of Common Stock issued or issuable upon conversion or exercise of the securities issued pursuant to the Series B Purchase Agreement to exceed 7,777,652 shares, or 19.99% of the outstanding shares of Common Stock as of the date of the Series B Purchase Agreement; and (ii) to the extent Nasdaq Listing Rule 5635(c) is applicable or deemed applicable to a holder, such holder may not acquire shares of Common Stock upon conversion of Series B Preferred Stock that would exceed the maximum number of all shares of Common Stock that could be issued by the Company to such holder without requiring stockholder approval pursuant to Nasdaq Listing Rule 5635(c).  Pursuant to the Series B Purchase Agreement, the Company agreed to use its reasonable best efforts to solicit the approval of its shareholders for the issuance of all shares of Common Stock otherwise issuable upon the conversion of the Series B Preferred Stock (the “2022 Requisite Approval”) at the next annual meeting of the Company’s shareholders, and at each annual meeting of shareholders thereafter, if necessary, until the 2022 Requisite Approval is obtained.  Upon receiving the 2022 Requisite Approval, the foregoing limitations in (i) and (ii) above shall no longer have any force or effect.
The Series B Preferred Stock has a stated value of $2,950 per share (the “Stated Value”).  A holder of Series B Preferred Stock is entitled to receive cumulative cash dividends of 5% per annum, payable semi-annually in arrears on the last day of March and September of each calendar year.  In lieu of paying such cash dividends, the Company may elect to add an amount to the Stated Value, provided that the dividend rate shall be 7% per annum, calculated semi-annually in arrears on the last day of March and September of each calendar year.  A holder of Series B Preferred Stock is also entitled to receive any dividend declared and paid to holders of the Common Stock as if such Series B Preferred Stock had been converted into Common Stock.  In addition, a holder of Series B Preferred Stock is entitled to a liquidation preference equal to the greater of (i) the Stated Value, plus any cash dividends accrued but unpaid thereon, and (ii) the payment such holder would have received had the Series B Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation event.
Unless prohibited by Nevada law governing distributions to stockholders, the Series B Preferred Stock is redeemable, at any time after August 18, 2025, upon written request from the holders of a majority of the outstanding shares of Series B Preferred Stock, at a price equal to the Stated Value, plus any cash dividends accrued but unpaid thereon.

CUSIP NO. 785135104	Schedule 13D	Page 6 of 9
The 2022 Warrant first becomes exercisable on the date that is six months after the date of issuance, at an exercise price of $5.00 per share (subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the 2022 Warrant) and will expire five years from the date it first becomes exercisable.
Concurrently with the execution and delivery of the Series B Purchase Agreement, the Company and MFP entered into a registration rights agreement (the “Registration Rights Agreement”), in which the Company agreed to (i) file a registration statement with the U.S. Securities and Exchange Commission within 90 days of the date of the registration rights agreement, covering the resale by MFP of the shares of Common Stock issuable upon conversion or exercise of shares of Series B Preferred Stock or the 2022 Warrant, (ii) cause such registration statement to become effective as soon as practicable following the filing thereof and (iii) take all other actions as may be necessary to keep such registration statement continuously effective during the timeframes set forth therein.
The foregoing descriptions of the Series B Purchase Agreement, Series B Preferred Stock, 2022 Warrant and registration rights agreement, and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the full text of the Securities Purchase Agreement, Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation, Form of Warrant and Registration Rights Agreement, which are attached as Exhibit 13, Exhibit 14, Exhibit 15 and Exhibit 16, respectively, and incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a) and (b) of Item 5 with the following:
“(a) and (b) MFP directly owns 17,442,726 shares of Common Stock and 1,695 shares of Series B Preferred Stock, which is convertible at any time at the option of the holder into 1,695,000 shares of Common Stock (subject to obtaining approval of the issuance of such shares of Common Stock by the Company’s stockholders, to the extent required under the Nasdaq Listing Rules), representing approximately 47.1% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of MFP’s shares of Series B Preferred Stock).  The ownership percentage set forth above is based on 38,907,716 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q.
The amount reported as beneficially owned herein excludes the 559,350 shares of Common Stock issuable upon exercise of the 2022 Warrant, which is not exercisable until August 18, 2022.  Based on the above, the Reporting Persons disclaim beneficial ownership over the shares of Common Stock underlying the 2022 Warrant held by MFP.
Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting power with respect to the 19,137,726 shares of Common Stock reported herein, and each of the Reporting Persons may be deemed to share dispositive power with respect to 47.1% of the number of shares of the Common Stock outstanding, including the shares of Common Stock issuable to MFP upon exercise of its shares of Series B Preferred Stock.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Item 3 hereof are incorporated herein by reference in their entirety.
Item 7. Material To Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
Exhibit 13
Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 14
Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 15	Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 16
Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

CUSIP NO. 785135104	Schedule 13D	Page 7 of 9

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   February 28, 2022

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 785135104	Schedule 13D	Page 8 of 9

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*

Exhibit 8
Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*

Exhibit 9
Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*

Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 12
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein (including the form of Registration Rights Agreement), dated as of October 15, 2021 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 18, 2021, and incorporated herein by reference)*

CUSIP NO. 785135104	Schedule 13D	Page 9 of 9

Exhibit 13
Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 14
Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 15	Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

Exhibit 16
Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)

* Filed previously